FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Farxiga reduces CKD progression and risk of death

1 September 2020 07:00 BST

Farxiga demonstrated unprecedented reduction in the risk of kidney failure and cardiovascular or renal death in patients with chronic kidney disease in the Phase III DAPA-CKD trial

Farxiga is the first medicine to significantly prolong survival in a renal outcomes trial in patients with chronic kidney disease with and without type-2 diabetes

Detailed results from the ground-breaking Phase III DAPA-CKD trial showed that AstraZeneca's Farxiga (dapagliflozin) on top of standard of care reduced the composite measure of worsening of renal function or risk of cardiovascular (CV) or renal death by 39% compared to placebo (p<0.0001) in patients with chronic kidney disease (CKD) Stages 2-4 and elevated urinary albumin excretion. The results were consistent in patients both with and without type-2 diabetes (T2D). CKD is a serious, progressive condition defined by decreased kidney function affecting nearly 700 million people worldwide,1,2 many of them still undiagnosed,3,4 and the most common causes are diabetes, hypertension and glomerulonephritis.5

The primary composite endpoint was ≥50% sustained decline in estimated glomerular filtration rate (eGFR), onset of end-stage kidney disease (ESKD) and CV or renal death. The absolute risk reduction (ARR) was 5.3% over the median time in study of 2.4 years. The trial also met all secondary endpoints, including significantly reducing death from any cause by 31% (ARR = 2.1%, p=0.0035) compared to placebo.

The co-chairs of the DAPA-CKD trial and its Executive Committee Prof. David Wheeler, University College London, UK and Prof. Hiddo L. Heerspink, University Medical Center Groningen, the Netherlands, said: "The impressive DAPA-CKD trial results are a remarkable development for patients with chronic kidney disease. These data have the potential to transform the standard of care for this patient population, which has a significant unmet need for new and improved treatment options."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "With today's results, Farxiga becomes the first SGLT2 inhibitor proven to significantly prolong the survival of patients with chronic kidney disease with and without type-2 diabetes and we look forward to sharing these data with regulatory authorities around the world. Farxiga is also the first medicine in its class to demonstrate benefit in treating both heart failure and chronic kidney disease in patients with and without type-2 diabetes, and reduce the risk of hospitalisation for heart failure and nephropathy in type-2 diabetes."

The safety and tolerability of Farxiga were consistent with the well-established safety profile of the medicine. In the trial, patients treated with Farxiga experienced fewer serious adverse events compared to placebo (29.5% versus 33.9%, respectively). Diabetic ketoacidosis was not reported in the Farxiga group versus in two patients in the placebo group.

Detailed results from the DAPA-CKD trial were presented on Sunday 30 August at the ESC Congress 2020 - The Digital Experience.

In May 2020, Farxiga was approved in the US to reduce the risk of CV death and hospitalisation for heart failure (hHF) in adults with heart failure (NYHA class II-IV) with reduced ejection fraction (HFrEF) with and without T2D. Farxiga is currently being assessed in patients with heart failure (HF) in the DELIVER (HF with preserved ejection fraction, HFpEF) and DETERMINE (HFrEF and HFpEF) trials, as well as in patients without T2D following an acute myocardial infarction (MI) or heart attack in the DAPA-MI trial - a first of its kind, indication-seeking registry-based randomised controlled trial.

Chronic kidney disease
CKD is a serious, progressive condition defined by decreased kidney function (shown by reduced eGFR or markers of kidney damage, or both, for at least three months) affecting nearly 700 million people worldwide, many of them still undiagnosed.1-4 The most common causes of CKD are diabetes, hypertension and glomerulonephritis.5 In its most severe form, known as  ESKD, kidney damage and deterioration of kidney function have progressed to the stage where dialysis or kidney transplantation are required.6 The majority of patients with CKD will die from CV causes before reaching ESKD.7

DAPA-CKD
DAPA-CKD is an international, multi-centre, randomised, double-blinded trial in 4,304 patients designed to evaluate the efficacy of Farxiga 10mg, compared with placebo, in patients with CKD Stages 2-4 and elevated urinary albumin excretion, with and without T2D. Farxiga is given once daily in addition to standard of care. The primary composite endpoint is worsening of renal function or risk of death (defined as a composite of an eGFR decline ≥50%, onset of ESKD and death from CV or renal cause). The secondary endpoints included the time to first occurrence of the renal composite (sustained ≥50% eGFR decline, ESKD and renal death), the composite of CV death or hHF, and death from any cause. The trial was conducted in 21 countries and high-level results were announced in July 2020.

Farxiga
Farxiga (dapagliflozin) is a first-in-class, oral, once-daily sodium-glucose co-transporter-2 (SGLT2) inhibitor indicated in adults for the treatment of insufficiently controlled T2D as both monotherapy and as part of combination therapy as an adjunct to diet and exercise to improve glycaemic control, with the additional benefits of weight loss and blood-pressure reduction. In the DECLARE CV outcomes trial in adults with T2D, Farxiga reduced the risk of the composite endpoint of hHF or CV death versus placebo, when added to standard of care. Farxiga has a robust programme of clinical trials that includes more than 35 completed and ongoing Phase IIb/III trials in more than 35,000 patients, as well as more than 2.5 million patient-years' experience.

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM) together forms one of AstraZeneca's three therapy areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines to protect organs and improve outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and cardiovascular health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Kidney Disease: Improving Global Outcomes (KDIGO) CKD Work Group. KDIGO 2012 clinical practice guideline for the evaluation and management of chronic kidney disease. Kidney International Supplement 2013; (3):1-150.
2.   Bikbov B et al. Global, regional, and national burden of chronic kidney disease, 1990-2017: A systematic analysis for the Global Burden of Disease Study 2017. The Lancet 2020; 395(10225):709-33.
3.   Hirst JA et al. Prevalence of chronic kidney disease in the community using data from OxRen: A UK population-based cohort study. Br J Gen Pract 2020; 70(693):e285-e293.
4.   National Kidney Foundation. Kidney Disease: The Basics; 2020 [cited 2020 Jun 29]. Available from: URL: https://www.kidney.org/news/newsroom/factsheets/KidneyDiseaseBasics.
5.   National Kidney Foundation. Kidney Disease: Causes, 2017; [cited 2020 Jun 25]. Available from URL: https://www.kidney.org/atoz/content/kidneydiscauses
6.   Centers for Disease Control and Prevention. Chronic Kidney Disease in the United States, 2019 [cited 01.05.20]. Available from URL: https://www.cdc.gov/kidneydisease/publications-resources/2019-national-facts.html.
7.   Briasoulis A, Bakris GL. Chronic Kidney Disease as a Coronary Artery Disease Risk Equivalent. Cur Cardiol Rep 2013; 15(3):340.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 September 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary